

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170103

DIVISION OF
CORPORATION FINANCE

February 9, 2017

Lillian Brown
Wilmer Cutler Pickering Hale and Dorr LLP
lillian.brown@wilmerhale.com

Re: Skyworks Solutions, Inc.
Incoming letter dated January 6, 2017

Dear Ms. Brown:

This is in response to your letters dated January 6, 2017 and February 6, 2017 concerning the shareholder proposal submitted to Skyworks by John Chevedden. We also have received letters from the proponent dated January 12, 2017 and February 8, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 9, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Skyworks Solutions, Inc.
Incoming letter dated January 6, 2017

The proposal asks the board to provide proxy access with the procedures and criteria set forth in the proposal.

There appears to be some basis for your view that Skyworks may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if Skyworks omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 8, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Skyworks Solutions Inc. (SWKS)
Shareholder Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 6, 2017 no enforcement request.

Companies that file no action requests are closing the door to a withdrawal of proxy access proposals after a company adopts a baby-step version of proxy access as is the case here.

Companies are making the argument that a proponent withdrawal is tantamount to a proponent agreeing that baby-step proxy access is the ultimate final form of proxy access.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Robert Terry <Robert.Terry@skyworksinc.com>

WILMERHALE

Lillian Brown

+1 202 663 6743 (t)
+1 202 663 6363 (f)
lillian.brown@wilmerhale.com

February 6, 2017

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Skyworks Solutions, Inc.
Exclusion of Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

We are writing to supplement our January 6, 2017 request (the "No-Action Request") that the Staff advise the Company that it will not recommend any enforcement action to the Commission if the Company excludes the above-referenced stockholder proposal (the "Proposal") from its Proxy Materials pursuant to Rule 14a-8(i)(10), on the basis that the Company will have substantially implemented the Proposal by the time the Company files its Proxy Materials. Capitalized terms used but not defined in this letter have the meanings provided in the No-Action Request.

In the No-Action Request, we outlined the basis for exclusion of the Proposal in reliance upon Rule 14a-8(i)(10) and noted that the Board intended to adopt amendments to the By-laws to provide for proxy access on or around February 2, 2017. In the No-Action Request, which we incorporate by reference herein with respect to the Rule 14a-8(i)(10) analysis and discussion, we advised the Staff that the Company would notify the Staff by a supplemental letter of the Board's actions in this regard.

We write to confirm that at a meeting held on February 2, 2017, the Board approved an amendment to the By-laws to implement proxy access (the "Proxy Access Provision"). A copy of the By-laws, as filed with the Commission as an exhibit to the Company's Current Report on Form 8-K on February 3, 2017, is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), a copy of this supplemental letter is being sent to the Proponent.

Rule 14a-8(i)(10) Analysis

The Proxy Access Provision both addresses the essential objective of the Proposal and includes terms that compare favorably with the guidelines of the Proposal. Like the Proposal, the Proxy Access Provision provides that a group of stockholders that have owned 3% or more of the Company's common stock continuously for at least three years would have the right to include their nominees in the Company's proxy materials alongside the Company's nominees, and that the maximum number of nominees to be included pursuant to the Proxy Access Provision will not number less than two. Further, as contemplated by the Proposal, groups of stockholders are permitted to aggregate their shares to meet the ownership threshold in the Proxy Access Provision. While the Proxy Access Provision and the Proposal differ in that the latter would allow for the greater of (i) two nominees or (ii) 25% of the Board and the Proxy Access Provision would allow for the greater of (i) two nominees or (ii) 20% of the Board, both provisions would allow for no fewer than two nominees, which the Company believes is the key aspect of this limitation. Further, while the Proposal provides that the number of stockholders that may aggregate their shares should not be limited, whereas the Proxy Access Provision limits the number that may aggregate, the Company believes the key aspect in this regard is that stockholders would be able to aggregate to meet the ownership threshold. Both of these terms are standard in company bylaws implemented to date and were included in many of the bylaws at issue in the Proxy Access Letters.

As set out in the 1998 Release, a proposal need not be "'fully' effected" by the company to meet the substantially implemented standard under Rule 14a-8(i)(10). Rather, as described in the No-Action Request, under the "substantially implemented" standard, a company may exclude a stockholder proposal when the company's actions address the stockholder proposal's underlying concerns, even if the company does not implement every aspect of the stockholder proposal. In this case, the Proxy Access Provision meets this standard. While the Proxy Access Provision does not precisely track the terms of the Proposal in every respect, it more than satisfies the "essential objective" of the Proposal in that it gives stockholders a meaningful proxy access right under which stockholders that have held at least 3% of the Company's shares for at least three years may include at least two proxy access nominees for director alongside management's nominees in the Company's proxy materials. More specifically, the Proxy Access Provision addresses each element of the Proposal as follows:

- **Ownership Requirements to Submit a Proxy Access Nominee**. The Proposal provides that an eligible stockholder "must beneficially own 3% or more of the Company's outstanding common stock ("Required Stock") continuously for at least three years and pledge to hold such stock through the annual meeting." Article II, Section 8(A)(3)(f) of the Proxy Access Provision requires that "[a]n Eligible Stockholder must have owned . . . continuously for at least three years . . . a number of shares that represents 3% or more of the Corporation's outstanding shares of capital stock entitled to vote in the election of directors . . . and must

continue to own the Required Shares through the annual meeting date," thus tracking the Proposal. As in the Proposal, under the Proxy Access Provision loaned shares will be counted as shares owned provided the shares may be recalled. In this regard, the Proxy Access Provision further specifies that the shares must be able to be called back on five business days' notice and the eligible stockholder must provide a representation that such shares will be promptly called back upon notice that one of the eligible stockholders' proxy access nominees will be included in the Company's proxy materials. These requirements are common in company bylaws implemented to date and have been included in many of the bylaws at issue in the Proxy Access Letters. Further in line with the Proposal, the Proxy Access Provision requires that the eligible stockholder continue to hold such shares only through the date of the meeting and does not require that the eligible stockholder pledge to hold such shares after the meeting if such eligible stockholder's proxy access nominee does not win election.

- **Supporting Statement**. The Proposal provides that "Nominators may submit a statement not exceeding 500 words in support of each nominee to be included in the Company proxy materials." Article II, Section 8(A)(3)(j) of the Proxy Access Provision permits an eligible stockholder to provide a written statement for inclusion in the Company's proxy materials for the meeting, not to exceed 500 words, in support of each proxy access nominee's candidacy.

- **Maximum Number of Proxy Access Nominees**. The Proposal provides that "[t]he number of shareholder-nominated candidates eligible to appear in Company proxy materials shall be one-quarter of the directors then serving or two, whichever is greater." Article II, Section 8(A)(3)(d) of the Proxy Access Provision provides that "[t]he number of Stockholder Nominees . . . appearing in the Corporation's proxy statement with respect to an annual meeting of stockholders shall not exceed the greater of (i) two or (ii) 20% of the number of directors in office . . . or, if such amount is not a whole number, the closest whole number below 20% . . . ." As discussed above, while the upper percentage of 20% provided under the Proxy Access Provision differs from the 25% specified in the Proposal, under both the Proxy Access Provision and the Proposal, no fewer than two proxy access nominees could be included for any annual meeting at which directors are to be elected, which the Company views as the key element to this provision in the Proposal. The Staff has previously agreed that adoption of a 3% proxy access bylaw permitting nominees for up to 20% of the number of directors substantially implements a proposal seeking 3% proxy access for up to 25% of the number of directors. *See, e.g.*, *Huntsman Corporation* (January 13, 2017); *AutoNation, Inc.* (December 30, 2016); *Danaher Corporation*, *Lockheed Martin Corporation*, and *Valley National Bancorp* (December 19, 2016); *Berry Plastics Group, Inc.*

(December 14, 2016); *Cisco Systems, Inc.* and *WD-40 Company* (September 27, 2016); and *Oracle Corporation* (August 11, 2016).

- **Aggregation**. The Proposal provides that "[n]o limitation shall be placed on the number of shareholders who can aggregate their shares to achieve the challenging 3% of required stock for a continuous 3-years [sic]." As specified in the Proposal, the Proxy Access Provision allows stockholders to aggregate their shares to meet the ownership threshold; however, whereas the Proposal would allow unlimited aggregation, the Company has included a reasonable limitation on aggregation of 20 stockholders to ensure the Proxy Access Provision is administratively workable. A limitation of 20 stockholders is a common standard in company bylaws implemented to date and was included in many of the bylaws at issue in the Proxy Access Letters. *See, e.g.*, *Huntsman Corporation* (January 13, 2017); *AutoNation, Inc.* (December 30, 2016); *Danaher Corporation*, *Lockheed Martin Corporation*, and *Valley National Bancorp* (December 19, 2016); *Berry Plastics Group, Inc.* (December 14, 2016); *Cisco Systems, Inc.* and *WD-40 Company* (September 27, 2016); and *Oracle Corporation* (August 11, 2016).

- **Restriction on Re-Nominations**. The Proposal provides that "[n]o limitation shall be placed on the re-nomination of shareholder nominees by Nominators based on the number or percentage of votes received in any election." The Proxy Access Provision tracks the Proposal in this regard and includes no such restriction. The only restriction in the Proxy Access Provision regarding re-nominations of proxy access nominees arises in the situation where a proxy access nominee withdraws from or becomes ineligible or unavailable for election at the annual meeting. In no event would a proxy access nominee be restricted for failing to receive a certain percentage of votes in any election.

For all of the reasons set forth above and in the No-Action Request, the Company believes the Proxy Access Provision is both consistent with the essential objective of the Proposal and compares favorably with the guidelines of the Proposal. As a result, and consistent with the Staff's determinations in the Proxy Access Letters and the other letters cited in the No-Action Request, the Company believes the Proposal may be excluded pursuant to Rule 14a-8(i)(10), on the basis that the Company has substantially implemented the Proposal.[1]

---

[1] In the No-Action Request, the Company alternatively sought concurrence from the Staff that the Company could exclude the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(11), on the basis that the Proposal substantially duplicates an earlier-submitted proposal by another proponent (the "First Proposal"). The proponent of the First Proposal has withdrawn the First Proposal by letter dated February 3, 2017 (attached as Exhibit B to this letter). Accordingly, the Company hereby withdraws the request set forth in the No-Action Request for the Staff's concurrence that the Company may exclude the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(11).

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may exclude the Proposal from its Proxy Materials, please do not hesitate to contact me at lillian.brown@wilmerhale.com or (202) 663-6743, or Robert J. Terry, Vice President and General Counsel of Skyworks Solutions, Inc., at robert.terry@skyworksinc.com. In addition, should the Proponent choose to submit any response or other correspondence to the Commission, we request that the Proponent concurrently submit that response or other correspondence to the Company, as required pursuant to Rule 14a-8(k) and SLB 14D, and copy the undersigned.

Very truly yours,



Lillian Brown

Enclosures

cc: John Chevedden

Robert J. Terry

EXHIBIT A

EXHIBIT 3.1

THIRD AMENDED AND RESTATED
BY-LAWS OF
SKYWORKS SOLUTIONS, INC.

ARTICLE I

OFFICES

SECTION 1 Registered Office in Delaware; Resident Agent. The address of the Corporation's registered office in the State of Delaware and the name and address of its resident agent in charge thereof are as filed with the Secretary of State of the State of Delaware.

SECTION 2 Other Offices. The Corporation may also have an office or offices at such other place or places either within or without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation requires.

ARTICLE II

MEETINGS OF STOCKHOLDERS

SECTION 1 Place of Meetings. All meetings of the stockholders of the Corporation shall be held at such place, within or without the State of Delaware, as may from time to time be designated by resolution passed by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meetings shall not be held at any place, but may instead be held solely by means of remote communication.

SECTION 2 Annual Meeting. An annual meeting of the stockholders for the election of directors and for the transaction of such other proper business, notice of which was given in the notice of meeting, shall be held on a date and at a time as may from time to time be designated by resolution passed by the Board of Directors.

SECTION 3 Special Meetings. A special meeting of the stockholders for any purpose or purposes shall be called only by the Board of Directors pursuant to a resolution adopted by a majority of the whole Board.

SECTION 4 Notice of Meetings. Except as otherwise provided by law, written notice of each meeting of the stockholders, whether annual or special, shall be mailed, postage prepaid, or sent by electronic transmission, not less than ten nor more than sixty days before the date of the meeting, to each stockholder entitled to vote at such meeting, at the stockholder's address as it appears on the records of the Corporation. Every such notice shall state the place, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person or by proxy and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Notice of any adjourned meeting of the stockholders shall not be required to be given, except when expressly required by law.

SECTION 5 List of Stockholders. The Secretary shall, from information obtained from the transfer agent, prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting: (a) on a reasonably accessible

electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a specified place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access the list shall be provided with the notice of the meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list referred to in this section or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

SECTION 6 Quorum. At each meeting of the stockholders, the holders of a majority of the issued and outstanding stock of the Corporation present either in person or by proxy shall constitute a quorum for the transaction of business except where otherwise provided by law or by the Certificate of Incorporation or by these By-laws for a specified action. Except as otherwise provided by law, in the absence of a quorum, a majority in interest of the stockholders of the Corporation present in person or by proxy and entitled to vote shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until stockholders holding the requisite amount of stock shall be present or represented. At any such adjourned meeting at which a quorum may be present, any business may be transacted which might have been transacted at a meeting as originally called, and only those stockholders entitled to vote at the meeting as originally called shall be entitled to vote at any adjournment or adjournments thereof. The absence from any meeting of the number of stockholders required by law or by the Certificate of Incorporation or by these By-laws for action upon any given matter shall not prevent action at such meeting upon any other matter or matters which may properly come before the meeting, if the number of stockholders required in respect of such other matter or matters shall be present.

SECTION 7 Organization. At every meeting of the stockholders the Chief Executive Officer, or in the absence of the Chief Executive Officer, a director or an officer of the Corporation designated by the Board, shall act as Chairman of the meeting. The Secretary, or, in the Secretary's absence, an Assistant Secretary, shall act as Secretary at all meetings of the stockholders. In the absence from any such meeting of the Secretary and the Assistant Secretaries, the Chairman may appoint any person to act as Secretary of the meeting.

SECTION 8 Notice of Stockholder Business and Nominations.

(A) Annual Meetings of Stockholders.

(1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the Corporation's notice of meeting, (b) by or at the direction of the Board of Directors, (c) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in this By-law, who is entitled to vote at the meeting and who complies with the notice procedures set forth in paragraph (A)(2) of this By-law, or (d) by any Eligible Stockholder (as defined in clause (a) of paragraph (A)(3) of this By-law) who complies with the procedures set forth in paragraph (A)(3) and whose Stockholder Nominee (as defined in clause (a) of paragraph (A)(3) of this By-law) is included in the Corporation's proxy materials for the relevant annual meeting.

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (A)(1) of this By-law, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the case of the annual meeting to be held in 2003 or in the event that the date of the annual meeting is more than 30 days before or after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14a-11 thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner and (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner.

Notwithstanding anything in the second sentence of paragraph (A)(2) of this By-law to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this By-law shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

(3) Proxy Access.

(a) Subject to the provisions of this paragraph (A)(3) of this By-law, the Corporation shall include in its proxy statement (including its form of proxy) for an annual meeting of stockholders the name of any stockholder nominee for election to the Board of Directors submitted pursuant to this paragraph (A)(3) of this By-law (each a "Stockholder Nominee") provided (i) timely written notice of such Stockholder Nominee satisfying this paragraph (A)(3) of this By-law ("Notice") is delivered to the Corporation by or on behalf of a stockholder or stockholders that, at the time the Notice is delivered, satisfy the ownership and other requirements of this paragraph (A)(3) of this By-law (such stockholder or stockholders, and any person on whose behalf they are acting, the "Eligible Stockholder"), (ii) the Eligible Stockholder expressly elects in writing at the time of providing the Notice to have its nominee included in the Corporation's proxy statement pursuant to this paragraph (A)(3) of this By-law,

and (iii) the Eligible Stockholder and the Stockholder Nominee otherwise satisfy the requirements of this paragraph (A)(3) of this By-law and the director qualifications requirements set forth in the Corporation's Corporate Governance Guidelines and any other document(s) setting forth qualifications for directors.

(b) To be timely, an Eligible Stockholder's notice must be received in writing by the Secretary of the Corporation at the principal executive offices of the Corporation not less than 120 days nor more than 150 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than thirty (30) days, or delayed (other than as a result of adjournment) by more than sixty (60) days, from the first anniversary of the preceding year's annual meeting, or if no annual meeting was held in the preceding year, a stockholder's notice must be so received not earlier than the 150th day prior to such annual meeting and not later than the close of business on the later of (i) the 120th day prior to such annual meeting and (ii) the tenth day following the day on which notice of the date of such annual meeting was mailed or public disclosure of the date of such annual meeting was made, whichever first occurs. In no event shall the public announcement of any adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of an Eligible Stockholder's notice as described above.

(c) In addition to including the name of the Stockholder Nominee in the Corporation's proxy statement for the annual meeting, the Corporation also shall include (i) the information concerning the Stockholder Nominee and the Eligible Stockholder that is required to be disclosed in the Corporation's proxy statement pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder and (ii) if the Eligible Stockholder so elects, a Statement (defined below) (collectively, the "Required Information"). Nothing in this paragraph (A)(3) of this By-law shall limit the Corporation's ability to solicit against and include in its proxy statement its own statements relating to any Stockholder Nominee.

(d) The number of Stockholder Nominees (including Stockholder Nominees that were submitted by an Eligible Stockholder for inclusion in the Corporation's proxy statement pursuant to this paragraph (A)(3) of this By-law but either are subsequently withdrawn or that the Board of Directors decides to nominate (a "Board Nominee")) appearing in the Corporation's proxy statement with respect to an annual meeting of stockholders shall not exceed the greater of (i) two or (ii) 20% of the number of directors in office as of the last day on which notice of a nomination may be received pursuant to this paragraph (A)(3) of this By-law (the "Final Proxy Access Nomination Date") or, if such amount is not a whole number, the closest whole number below 20% (such greater number, the "Permitted Number"); provided, however, that (A) the Permitted Number shall be reduced by the number of director candidates for which the Corporation shall have received one or more valid notices that a stockholder intends to nominate director candidates at an annual meeting of stockholders pursuant to paragraph (A)(2) of this By-law, but only to the extent the Permitted Number after such reduction equals or exceeds one, (B) any director in office as of the nomination deadline who was included in the Corporation's proxy statement as a Stockholder Nominee for any of the two preceding annual meetings and whom the Board of Directors decides to nominate for election to the Board of Directors also will be counted against the Permitted Number, and (C) in the event that one or more vacancies for any reason occurs on the Board of Directors at any time after the Final Proxy Access Nomination Date and before the date of the applicable annual meeting of stockholders and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced.

(e) In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this paragraph (A)(3) of this By-law exceeds the Permitted Number, each Eligible Stockholder shall select one Stockholder Nominee for inclusion in the Corporation's proxy statement until the Permitted Number is reached, going in order of the amount (greatest to least) of the Corporation's capital stock entitled to vote on the election of directors as disclosed in the Notice. If the Permitted Number is not reached after each Eligible Stockholder has selected one Stockholder Nominee, this selection process shall continue as many times as necessary, following the same order each time, until the Permitted Number is reached.

(f) An Eligible Stockholder must have owned (as defined below) continuously for at least three years as of the date of Notice a number of shares that represents 3% or more of the Corporation's outstanding shares of capital stock entitled to vote in the election of directors (the "Required Shares") as of both the date the Notice is received by the Corporation in accordance with this paragraph (A)(3) of this By-law and the record date for determining stockholders entitled to vote at the annual meeting and must continue to own the Required Shares through the annual meeting date. For purposes of satisfying the ownership requirement under this paragraph (A)(3) of this By-law, the shares of the Corporation's capital stock owned by one or more stockholders, or by the person or persons who own shares of the Corporation's capital stock and on whose behalf any stockholder is acting, may be aggregated, provided that (i) the number of stockholders and other persons whose ownership of shares is aggregated for such purpose shall not exceed 20, (ii) each stockholder or other person whose shares are aggregated shall have held such shares continuously for at least three years as of the date of Notice, and (iii) a group of two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer (or by a group of related employers that are under common control), or (C) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one stockholder or person for this purpose. Whenever an Eligible Stockholder consists of a group of stockholders and/or other persons, any and all requirements and obligations for an Eligible Stockholder set forth in this paragraph (A)(3) of this By-law must be satisfied by and as to each such stockholder or other person, except that shares may be aggregated to meet the Required Shares as provided in this paragraph (A)(3) of this By-law. With respect to any one particular annual meeting, no stockholder or other person may be a member of more than one group of persons constituting an Eligible Stockholder under this paragraph (A)(3) of this By-law.

(g) For purposes of this paragraph (A)(3) of this By-law, an Eligible Stockholder shall be deemed to "own" only those outstanding shares of the Corporation's capital stock as to which the person possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (x) sold by such person or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such person or any of its affiliates for any purposes or purchased by such person or any of its affiliates pursuant to an agreement to resell, or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such person or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the Corporation's capital stock, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (A) reducing in any manner, to any extent or at any time in the future, such person's or affiliates' full right to vote or direct the voting of any such shares, and/or (B) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such person or affiliate. A person shall "own" shares held in the name of a nominee or other intermediary so long as the person retains the right to instruct how the

shares are voted with respect to the election of directors and possesses the full economic interest in the shares.

(h) A person's ownership of shares shall be deemed to continue during any period in which (i) the person has loaned such shares, provided that the person has the power to recall such loaned shares on five business days' notice and provides a representation that it will promptly recall, and promptly recalls, such loaned shares upon being notified that any of its Stockholder Nominees will be included in the Corporation's proxy statement, or (ii) the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the person. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. For purposes of this paragraph (A)(3) of this By-law, the term "affiliate" shall have the meaning ascribed thereto in the regulations promulgated under the Exchange Act.

(i) An Eligible Stockholder must provide with its Notice the following in writing to the Secretary: (i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within seven calendar days prior to the date the Notice is received by the Corporation, the Eligible Stockholder owns, and has owned continuously for the preceding three years, the Required Shares, and the Eligible Stockholder's agreement to provide (A) within five business days after the record date for the annual meeting, written statements from the record holder and intermediaries verifying the Eligible Stockholder's continuous ownership of the Required Shares through the record date and (B) immediate notice if the Eligible Stockholder ceases to own any of the Required Shares prior to the date of the applicable annual meeting of stockholders; (ii) documentation satisfactory to the Corporation demonstrating that a group of funds qualifies to be treated as one stockholder or person for purposes of this paragraph (A)(3) of this By-law, if applicable; (iii) a representation that the Eligible Stockholder (including each member of any group of stockholders and/or persons that together is an Eligible Stockholder hereunder) (A) intends to continue to own the Required Shares through the date of the annual meeting, (B) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control of the Corporation, and does not presently have such intent, (C) has not nominated and will not nominate for election to the Board of Directors at the annual meeting any person other than the Stockholder Nominee(s) being nominated pursuant to this paragraph (A)(3) of this By-law, (D) has not engaged and will not engage in, and has not and will not be, a "participant" in another person's "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the annual meeting other than its Stockholder Nominee(s) or a Board Nominee, (E) will not distribute to any stockholder any form of proxy for the annual meeting other than the form distributed by the Corporation, and (F) has provided and will provide facts, statements and other information in all communications with the Corporation and its stockholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; (iv) the written consent of each Stockholder Nominee to be named in the Corporation's proxy statement as a nominee and to serve as a director if elected; (v) a copy of the Schedule 14N that has been filed with the SEC as required by Rule 14a-18 under the Exchange Act; (vi) the information required to be provided by paragraph (A)(2) of this By-law, as applicable; (vii) in the case of a nomination by a group of stockholders that together is an Eligible Stockholder, the designation by all group members of one group member that is authorized to act on behalf of all members of the nominating stockholder group with respect to the nomination and matters related thereto, including withdrawal of the nomination; and (viii) an undertaking that the Eligible Stockholder agrees to (A) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder's communications with the Corporation's stockholders or out of the information that the Eligible Stockholder provides to the Corporation, (B) indemnify and hold

harmless the Corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees in connection with the Eligible Stockholder's nomination and/or efforts to elect its nominee(s) pursuant to this paragraph (A)(3) of this By-law, (C) file with the SEC any solicitation materials relating to the annual meeting at which the Stockholder Nominee will be nominated, regardless of whether any such filing is required under Section 14 of the Exchange Act and the rules and regulations promulgated thereunder or whether any exemption from filing is available for such solicitation or other communication under Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, and any other communication with the Corporation's stockholders that is required to be filed under applicable law, and (D) comply with all other applicable laws, rules, regulations and listing standards with respect to any solicitation in connection with the annual meeting.

(j) The Eligible Stockholder may include with its Notice a written statement for inclusion in the Corporation's proxy statement for the annual meeting, not to exceed 500 words per Stockholder Nominee, in support of each Stockholder Nominee's candidacy (the "Statement"). Notwithstanding anything to the contrary contained in this Article II, the Corporation may omit from its proxy statement any information or Statement that it believes would violate Rule 14a-9 under the Exchange Act or any other applicable law, rule, regulation or listing standard.

(k) Each Stockholder Nominee must (i) provide within five business days of the Corporation's request an executed agreement, in a form deemed satisfactory to the Corporation, that (A) the Stockholder Nominee has read and agrees to adhere to the Corporation's Corporate Governance Guidelines and all other Corporation policies and guidelines applicable to directors, including with regard to securities trading, (B) the Stockholder Nominee is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or (2) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law, and (C) the Stockholder Nominee is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification (a "Compensation Agreement") in connection with such person's nomination or candidacy for director and/or service as a director that has not been disclosed to the Corporation; (ii) complete, sign and submit all questionnaires required of the Corporation's Board of Directors within five business days of receipt of each such questionnaire from the Corporation; and (iii) provide within five business days of the Corporation's request such additional information as the Corporation determines may be necessary to permit the Board of Directors to determine whether such Stockholder Nominee meets the requirements of this paragraph (A)(3) of this By-law and/or the Corporation's requirements with regard to director qualifications and policies and guidelines applicable to directors, including whether (A) such Stockholder Nominee is independent under the audit committee and compensation committee independence requirements set forth in the rules of any U.S. exchange upon which the Corporation's capital stock is listed, the listing standards of any U.S. exchange upon which the Corporation's capital stock is listed, any applicable rules of the Securities and Exchange Commission, and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the directors (collectively, the "Independence Standards"), (B) such Stockholder Nominee has any direct or indirect relationship with the Corporation, and (C) such Stockholder Nominee has been subject to (1) any event specified in Item 401(f) of Regulation S-K under the Securities Act of

1933, as amended (the "Securities Act") or (2) any order of the type specified in Rule 506(d) of Regulation D under the Securities Act.

(l) In the event that any information or communications provided by the Eligible Stockholder or Stockholder Nominee to the Corporation or its stockholders ceases to be true and correct in any respect or omits a fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, each Eligible Stockholder or Stockholder Nominee, as the case may be, shall promptly notify the Secretary of any such inaccuracy or omission in such previously provided information and of the information that is required to make such information or communication true and correct; it being understood that providing any such notification shall not be deemed to cure any defect or limit the Corporation's right to omit a Stockholder Nominee from its proxy materials as provided in this paragraph (A)(3) of this By-law.

(m) The Corporation shall not be required to include, pursuant to this paragraph (A)(3) of this By-law, a Stockholder Nominee in its proxy statement (or, if the proxy statement has already been filed, to allow the nomination of a Stockholder Nominee, notwithstanding that proxies in respect of such vote may have been received by the Corporation) (i) if the Eligible Stockholder who has nominated such Stockholder Nominee has nominated for election to the Board of Directors at the annual meeting any person other than pursuant to this paragraph (A)(3) of this By-law, or has or is engaged in, or has been or is a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the annual meeting other than its Stockholder Nominee(s) or a Board Nominee, (ii) who is not independent under the Independence Standards, (iii) whose election as a member of the Board of Directors would violate or cause the Corporation to be in violation of these By-laws, the Corporation's certificate of incorporation, the Corporation's Corporate Governance Guidelines or other document setting forth qualifications for directors, the listing standards of any U.S. exchange upon which the Corporation's capital stock is listed, or any applicable state or federal law, rule or regulation, (iv) if the Stockholder Nominee is or becomes a party to any undisclosed or prohibited Voting Commitment, (v) if the Stockholder Nominee is or becomes a party to any undisclosed Compensation Agreement, (vi) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, (vii) whose then-current or prior business or personal interests place such Stockholder Nominee in a conflict of interest with the Corporation or any of its subsidiaries that would cause such Stockholder Nominee to violate any fiduciary duties of directors established pursuant to Delaware law, including but not limited to the duty of loyalty and duty of care, (viii) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years, (ix) who is subject to any order of the type specified in Rule 506(d) of Regulation D under the Securities Act, or (x) if such Stockholder Nominee or the applicable Eligible Stockholder shall have provided information to the Corporation in respect of such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which they were made, not misleading or shall have breached any of its or their agreements, representations, undertakings and/or obligations pursuant to this paragraph (A)(3) of this By-law.

(n) Notwithstanding anything to the contrary set forth herein, (i) if the Eligible Stockholder shall not have satisfied in full the requirements of subsection (i) of this paragraph (A)(3) of this By-law as of the date of Notice, the Board of Directors may deem the nomination invalid and may disregard such nomination as such and (ii) if (A) the Stockholder Nominee and/or the applicable Eligible Stockholder shall have breached its or their agreements, representations, undertakings and/or obligations pursuant to this paragraph (A)(3) of this By-law, as determined by the Board of Directors or

the person presiding at the annual meeting, or (B) the Eligible Stockholder (or a qualified representative thereof) does not appear at the annual meeting to present any nomination pursuant to this paragraph (A)(3) of this By-law, (x) the Board of Directors or the person presiding at the annual meeting shall be entitled to declare a nomination by an Eligible Stockholder to be invalid, and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the Corporation and (y) the Corporation shall not be required to include in its proxy statement any successor or replacement nominee proposed by the applicable Eligible Stockholder or any other Eligible Stockholder.

(o) Any Stockholder Nominee who is included in the Corporation's proxy statement for a particular annual meeting of stockholders but either withdraws from or becomes ineligible or unavailable for election at the annual meeting shall be ineligible to be included in the Corporation's proxy statement as a Stockholder Nominee pursuant to this paragraph (A)(3) of this By-law for the next two annual meetings of stockholders following the annual meeting for which the Stockholder Nominee has been nominated for election.

(B) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (a) by or at the direction of the Board of Directors or (b) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this By-law, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this By-law. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any stockholder who shall be entitled to vote at the meeting may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder's notice required by paragraph (A)(2) of this By-law shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a stockholder's notice as described above.

(C) General.

(1) Only such persons who are nominated in accordance with the procedures set forth in this By-law shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this By-law. Except as otherwise provided by law, the Certificate of Incorporation or these By-laws, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this By-law and, if any proposed nomination or business is not in compliance with this By-law, to declare that such defective proposal or nomination shall be disregarded.

(2) For purposes of this By-law, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3) Notwithstanding the foregoing provisions of this By-law, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this By-law. Nothing in this By-law shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii) of the holders of any series of Preferred Stock to elect directors under specified circumstances.

SECTION 9 Business and Order of Business. At each meeting of the stockholders such business may be transacted as may properly be brought before such meeting, except as otherwise provided by law or in these By-laws. The order of business at all meetings of the stockholders shall be as determined by the Chairman of the meeting.

SECTION 10 Voting. Except as otherwise provided by law, the Certificate of Incorporation or these By-laws, each stockholder shall at every meeting of the stockholders be entitled to one vote for each share of stock held by such stockholder. Any vote on stock may be given by the stockholder entitled thereto in person or by proxy appointed by an instrument in writing, subscribed (or transmitted by electronic means and authenticated as provided by law) by such stockholder or by the stockholder's attorney thereunto authorized, and delivered to the Secretary; provided, however, that no proxy shall be voted after three years from its date unless the proxy provides for a longer period. Except as otherwise provided by law, the Certificate of Incorporation or these By-laws, at all meetings of the stockholders, all matters, other than the election of directors (which is addressed in ARTICLE III, Section 3), shall be decided by the vote (which need not be by ballot) of a majority in interest of the stockholders present in person or by proxy and entitled to vote thereon, a quorum being present.

SECTION 11 Participation at Meetings Held by Remote Communication. If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxy holders not physically present at a meeting of stockholders may, by means of remote communication: (A) participate in a meeting of stockholders; and (B) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication.

SECTION 12 Inspectors of Election. In advance of any meeting, of stockholders, the Board by resolution or the Chief Executive Officer shall appoint one or more inspectors of election to act at the meeting and make a written report thereof. One or more other persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is present, ready and willing to act at a meeting of stockholders, the Chairman of the meeting shall appoint one or more inspectors to act at the meeting. Unless otherwise required by law, inspectors may be officers, employees or agents of the Corporation. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector shall have the duties prescribed by law and shall take charge of the polls and, when the vote is completed, shall make a certificate of the result of the vote taken and of such other facts as may be required by law.

ARTICLE III

BOARD OF DIRECTORS

SECTION 1 General Powers. The property, affairs and business of the Corporation shall be managed by or under the direction of its Board of Directors.

SECTION 2 Number, Qualifications, and Term of Office. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors of the Corporation shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the whole Board. A director need not be a stockholder.

SECTION 3 Election of Directors. Other than in a Contested Election Meeting (as defined below), at each meeting of the stockholders for the election of directors at which a quorum is present, a nominee for election as a director at such meeting shall be elected to the Board of Directors if the votes cast "for" such nominee's election exceed the votes cast "against" such nominee's election (with "abstentions" and "broker non-votes" not counted as votes "for" or "against" such nominee's election). In a Contested Election Meeting at which a quorum is present, the directors shall be elected by a plurality vote of all votes cast for the election of directors at such Contested Election Meeting. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee. A meeting of stockholders shall be a "Contested Election Meeting" if the number of nominees for election as directors exceeds the number of directors to be elected at such meeting, as of the tenth day preceding the date of the Corporation's first notice to stockholders of such meeting sent pursuant to ARTICLE II, Section 4 of these By-laws (the "Determination Date"); provided, however, that if in accordance with ARTICLE II, Section 8 of these By-laws stockholders are entitled to nominate persons for election as directors, including pursuant to paragraph (A)(3) of ARTICLE II, Section 8 of these By-laws, after the otherwise applicable Determination Date, the Determination Date will instead be the last day on which stockholders are entitled to nominate persons for election as director.

SECTION 4 Chairman of the Board of Directors. The Board of Directors may elect from among its members one director to serve at its pleasure as Chairman of the Board.

SECTION 5 Quorum and Manner of Acting. A majority of the members of the Board of Directors shall constitute a quorum for the transaction of business at any meeting, and the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors unless otherwise provided by law, the Certificate of Incorporation or these By-laws. In the absence of a quorum, a majority of the directors present may adjourn any meeting from time to time until a quorum shall be obtained. Notice of any adjourned meeting need not be given. The directors shall act only as a board and the individual directors shall have no power as such.

SECTION 6 Place of Meetings. The Board of Directors may hold its meetings at such place or places within or without the State of Delaware as the Board may from time to time determine or as shall be specified or fixed in the respective notices or waivers of notice thereof.

SECTION 7 First Meeting. Promptly after each annual election of directors, the Board of Directors shall meet for the purpose of organization, the election of officers and the transaction of other business, at the same place as that at which the annual meeting of stockholders was held or as otherwise determined by the Board. Notice of such meeting need not be given. Such meeting may be held at any other time or place which shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

SECTION 8 Regular Meetings. Regular meetings of the Board of Directors shall be held at such places and at such times as the Board shall from time to time determine. If any day fixed for a regular meeting shall be a legal holiday at the place where the meeting is to be held, then the meeting which would otherwise be held on that day shall be held at the same hour on the next succeeding business day not a legal holiday. Notice of regular meetings need not be given.

SECTION 9 Special Meetings; Notice. Special meetings of the Board of Directors shall be held whenever called by the Chairman of the Board or the Chief Executive Officer and shall be called by the Chairman of the Board, the Chief Executive Officer or the Secretary of the Corporation at the written request of three directors. Notice of each such meeting stating the time and place of the meeting shall be given to each director by mail, telephone, other electronic transmission or personally. If by mail, such notice shall be given not less than five days before the meeting; and if by telephone, other electronic transmission or personally, not less than two days before the meeting. A notice mailed at least two weeks before the meeting need not state the purpose thereof except as otherwise provided in these By-laws. In all other cases the notice shall state the principal purpose or purposes of the meeting. Notice of any meeting of the Board need not be given to a director, however, if waived by the director in writing before or after such meeting or if the director shall be present at the meeting, except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 10 Organization. At each meeting of the Board of Directors, the Chairman of the Board, or, in the absence of the Chairman of the Board, the Chief Executive Officer, or, in his or her absence, a director or an officer of the Corporation designated by the Board shall act as Chairman of the meeting. The Secretary, or, in the Secretary's absence, any person appointed by the Chairman of the meeting, shall act as Secretary of the meeting.

SECTION 11 Order of Business. At all meetings of the Board of Directors, business shall be transacted in the order determined by the Board.

SECTION 12 Resignations. Any director of the Corporation may resign at any time by giving written notice to the Chairman of the Board, the Chief Executive Officer or the Secretary of the Corporation. The resignation of any director shall take effect at the time specified therein, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 13 Compensation. Each director shall be paid such compensation, if any, as shall be fixed by the Board of Directors.

SECTION 14 Indemnification.

(A) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation or any of its majority-owned subsidiaries or is or was serving at the request of the Corporation as a director, officer, employee or agent (except in each of the foregoing situations to the extent any agreement, arrangement or understanding of agency contains provisions that supersede or abrogate indemnification under this section) of another corporation or of any partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

(B) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation or any of its majority-owned subsidiaries, or is or was serving at the request of the Corporation as a director, officer, employee or agent (except in each of the foregoing situations to the extent any agreement, arrangement or understanding of agency contains provisions that supersede or abrogate indemnification under this section) of another corporation or of any partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of Delaware or such other court shall deem proper.

(C) To the extent that a director, officer, employee or agent of the Corporation or any of its majority-owned subsidiaries has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (A) and (B), or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by or on behalf of such person in connection therewith. If any such person is not wholly successful in any such action, suit or proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters therein, the Corporation shall indemnify such person against all expenses (including attorneys' fees) actually and reasonably incurred by or on behalf of such person in connection with each claim, issue or matter that is successfully resolved. For purposes of this subsection and without limitation, the termination of any claim, issue or matter by dismissal, with or without prejudice, shall be deemed to be a successful result as to such claim, issue or matter.

(D) Notwithstanding any other provision of this section, to the extent any person is a witness in, but not a party to, any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation or any of its majority-owned subsidiaries, or is or was serving at the request of the Corporation as a director, officer, employee or agent (except in each of the foregoing situations to the extent any agreement, arrangement or understanding of agency contains provisions that supersede or abrogate indemnification under this section) of another corporation or of any partnership, joint venture, trust, employee benefit plan or other enterprise, such person shall be indemnified against all expenses (including attorneys' fees) actually and reasonably incurred by or on behalf of such person in connection therewith.

(E) Indemnification under subsections (A) and (B) shall be made only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in subsections (A) and (B). Such determination shall be made (1) if a Change of Control (as hereinafter defined) shall not have occurred, (a) with respect to a person who is a present or former director or officer of the Corporation, (i) by the Board of Directors by a majority vote of the Disinterested Directors (as hereinafter defined), even though less than a quorum, or (ii) if there are no Disinterested Directors or, even if there are Disinterested Directors, a majority of such Disinterested Directors so directs, by (x) Independent Counsel (as hereinafter defined) in a written opinion to the Board of Directors, a copy of

which shall be delivered to the claimant, or (y) the stockholders of the Corporation; or (b) with respect to a person who is not a present or former director or officer of the Corporation, by the chief executive officer of the Corporation or by such other officer of the Corporation as shall be designated from time to time by the Board of Directors; or (2) if a Change of Control shall have occurred, by Independent Counsel selected by the claimant in a written opinion to the Board of Directors, a copy of which shall be delivered to the claimant, unless the claimant shall request that such determination be made by or at the direction of the Board of Directors (in the case of a claimant who is a present or former director or officer of the Corporation) or by an officer of the Corporation authorized to make such determination (in the case of a claimant who is not a present or former director or officer of the Corporation), in which case it shall be made in accordance with clause (1) of this sentence. Any claimant shall be entitled to be indemnified against the expenses (including attorneys' fees) actually and reasonably incurred by such claimant in cooperating with the person or entity making the determination of entitlement to indemnification (irrespective of the determination as to the claimant's entitlement to indemnification) and, to the extent successful, in connection with any litigation or arbitration with respect to such claim or the enforcement thereof.

(F) If a Change of Control shall not have occurred, or if a Change of Control shall have occurred and a director, officer, employee or agent requests pursuant to clause (2) of the second sentence in subsection (E) that the determination as to whether the claimant is entitled to indemnification be made by or at the direction of the Board of Directors (in the case of a claimant who is a present or former director or officer of the Corporation) or by an officer of the Corporation authorized to make such determination (in the case of a claimant who is not a present or former director or officer of the Corporation), the claimant shall be conclusively presumed to have been determined pursuant to subsection (E) to be entitled to indemnification if (1) in the case of a claimant who is a present or former director or officer of the Corporation, (a) (i) within fifteen days after the next regularly scheduled meeting of the Board of Directors following receipt by the Corporation of the request therefor, the Board of Directors shall not have resolved by majority vote of the Disinterested Directors to submit such determination to (x) Independent Counsel for its determination or (y) the stockholders for their determination at the next annual meeting, or any special meeting that may be held earlier, after such receipt, and (ii) within sixty days after receipt by the Corporation of the request therefor (or within ninety days after such receipt if the Board of Directors in good faith determines that additional time is required by it for the determination and, prior to expiration of such sixty-day period, notifies the claimant thereof), the Board of Directors shall not have made the determination by a majority vote of the Disinterested Directors, or (b) after a resolution of the Board of Directors, timely made pursuant to clause (a)(i)(y) above, to submit the determination to the stockholders, the stockholders meeting at which the determination is to be made shall not have been held on or before the date prescribed (or on or before a later date, not to exceed sixty days beyond the original date, to which such meeting may have been postponed or adjourned on good cause by the Board of Directors acting in good faith), or (2) in the case of a claimant who is not a present or former director or officer of the Corporation, within sixty days after receipt by the Corporation of the request therefor (or within ninety days after such receipt if an officer of the Corporation authorized to make such determination in good faith determines that additional time is required for the determination and, prior to expiration of such sixty-day period, notifies the claimant thereof), an officer of the Corporation authorized to make such determination shall not have made the determination; provided, however, that this sentence shall not apply if the claimant has misstated or failed to state a material fact in connection with his or her request for indemnification. Such presumed determination that a claimant is entitled to indemnification shall be deemed to have been made (I) at the end of the sixty-day or ninety-day period (as the case may be) referred to in clause (1)(a)(ii) or (2) of the immediately preceding sentence or (II) if the Board of Directors has resolved on a timely basis to submit the determination to the stockholders, on the last date

within the period prescribed by law for holding such stockholders meeting (or a postponement or adjournment thereof as permitted above).

(G) Expenses (including attorneys' fees) incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding to a present or former director or officer of the Corporation, promptly after receipt of a request therefor stating in reasonable detail the expenses incurred, and to a person who is not a present or former director or officer of the Corporation as authorized by the chief executive officer of the Corporation or such other officer of the Corporation as shall be designated from time to time by the Board of Directors; provided that in each case the Corporation shall have received an undertaking by or on behalf of the present or former director, officer, employee or agent to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this section.

(H) The Board of Directors shall establish reasonable procedures for the submission of claims for indemnification pursuant to this section, determination of the entitlement of any person thereto and review of any such determination. Such procedures shall be set forth in an appendix to these By-laws and shall be deemed for all purposes to be a part hereof.

(I) For purposes of this section,

(1) "Change of Control" means any of the following:

(a) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (i) the then outstanding shares of common stock of the Corporation (the "Outstanding Corporation Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Corporation entitled to vote generally in the election of directors (the "Outstanding Corporation Voting Securities"); provided, however, that for purposes of this subparagraph (a), the following acquisitions shall not constitute a Change of Control: (w) any acquisition directly from the Corporation, (x) any acquisition by the Corporation, (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Corporation or any corporation controlled by the Corporation or (z) any acquisition pursuant to a transaction which complies with clauses (i), (ii) and (iii) of subsection (c) of this Paragraph 13(I)(1); or

(b) Individuals who, as of the date of the Distribution, constitute the Board of Directors (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors; provided, however, that any individual becoming a director subsequent to that date whose election, or nomination for election by the Corporation's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual who was a Stockholder Nominee or whose initial assumption of office otherwise occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board of Directors; or

(c) Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Corporation or the acquisition of assets of another entity (a "Corporate Transaction"), in each case, unless, following such Corporate Transaction, (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Corporation Common Stock and Outstanding Corporation Voting Securities immediately

prior to such Corporate Transaction beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Corporate Transaction (including, without limitation, a corporation which as a result of such transaction owns the Corporation or all or substantially all of the Corporation's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Outstanding Corporation Common Stock and Outstanding Corporation Voting Securities, as the case may be, (ii) no Person (excluding any employee benefit plan (or related trust) of the Corporation or of such corporation resulting from such Corporate Transaction) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Corporate Transaction or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Corporate Transaction and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Corporate Transaction were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board of Directors, providing for such Corporate Transaction; or

(d) Approval by the Corporation's stockholders of a complete liquidation or dissolution of the Corporation.

(2) "Disinterested Director" means a director of the Corporation who is not and was not a party to an action, suit or proceeding in respect of which indemnification is sought by a director, officer, employee or agent.

(3) "Independent Counsel" means a law firm, or a member of a law firm, that (i) is experienced in matters of corporation law; (ii) neither presently is, nor in the past five years has been, retained to represent the Corporation, the director, officer, employee or agent claiming indemnification or any other party to the action, suit or proceeding giving rise to a claim for indemnification under this section, in any matter material to the Corporation, the claimant or any such other party, and (iii) would not, under applicable standards of professional conduct then prevailing, have a conflict of interest in representing either the Corporation or such director, officer, employee or agent in an action to determine the Corporation's or such person's rights under this section.

(J) The indemnification and advancement of expenses herein provided, or granted pursuant hereto, shall not be deemed exclusive of any other rights to which any of those indemnified or eligible for advancement of expenses may be entitled under any agreement, vote of stockholders or Disinterested Directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person. Notwithstanding any amendment, alteration or repeal of this section or any of its provisions, or of any of the procedures established by the Board of Directors pursuant to subsection (H) hereof, any person who is or was a director, officer, employee or agent of the Corporation or any of its majority-owned subsidiaries or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of any partnership, joint venture, employee benefit plan or other enterprise shall be entitled to indemnification in accordance with the provisions hereof and thereof with respect to any action taken or omitted prior to such amendment, alteration or repeal except to the extent otherwise required by law.

(K) No indemnification shall be payable pursuant to this section with respect to any action against the Corporation commenced by an officer, director, employee or agent unless the Board of Directors shall have authorized the commencement thereof or unless and to the extent that this section or

the procedures established pursuant to subsection (H) shall specifically provide for indemnification of expenses relating to the enforcement of rights under this section and such procedures.

SECTION 15 Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of any partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of Section 14 of this Article III.

ARTICLE IV

COMMITTEES

SECTION 1 Appointment and Powers. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of two or more directors of the Corporation (or in the case of a special-purpose committee, one or more directors of the Corporation), which, to the extent provided in said resolution or in these By-laws and not inconsistent with Section 141 of the Delaware General Corporation Law, as amended, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

SECTION 2 Term of Office and Vacancies. Each member of a committee shall continue in office until a director to succeed him or her shall have been elected and shall have qualified, or until he or she ceases to be a director or until he or she shall have resigned or shall have been removed in the manner hereinafter provided. Any vacancy in a committee shall be filled by the vote of a majority of the whole Board of Directors at any regular or special meeting thereof.

SECTION 3 Alternates. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

SECTION 4 Organization. Unless otherwise provided by the Board of Directors, each committee shall appoint a chairman. Each committee shall keep a record of its acts and proceedings and report the same from time to time to the Board of Directors.

SECTION 5 Resignations. Any regular or alternate member of a committee may resign at any time by giving written notice to the Chairman of the Board, the Chief Executive Officer or the Secretary of the Corporation. Such resignation shall take effect at the time of the receipt of such notice or at any later time specified therein, and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 6 Removal. Any regular or alternate member of a committee may be removed with or without cause at any time by resolution passed by a majority of the whole Board of Directors at any regular or special meeting.

SECTION 7 Meetings. Regular meetings of each committee, of which no notice shall be necessary, shall be held on such days and at such places as the chairman of the committee shall determine or as shall be fixed by a resolution passed by a majority of all the members of such committee. Special meetings of each committee will be called by the Secretary at the request of any two members of such

committee, or in such other manner as may be determined by the committee. Notice of each special meeting of a committee shall be mailed to each member thereof at least two days before the meeting or shall be given personally or by telephone or other electronic transmission at least one day before the meeting. Every such notice shall state the time and place, but need not state the purposes of the meeting. No notice of any meeting of a committee shall be required to be given to any alternate.

SECTION 8 Quorum and Manner of Acting. Unless otherwise provided by resolution of the Board of Directors, a majority of a committee (including alternates when acting in lieu of regular members of such committee) shall constitute a quorum for the transaction of business and the act of a majority of those present at a meeting at which a quorum is present shall be the act of such committee. The members of each committee shall act only as a committee and the individual members shall have no power as such.

SECTION 9 Compensation. Each regular or alternate member of a committee shall be paid such compensation, if any, as shall be fixed by the Board of Directors.

ARTICLE V

OFFICERS

SECTION 1 Officers. The officers of the Corporation shall be a Chief Executive Officer, a President, one or more Vice Presidents (one or more of whom may be Executive Vice Presidents, Senior Vice Presidents or otherwise as may be designated by the Board), a Secretary and a Treasurer, all of whom shall be elected by the Board of Directors. Any two or more offices may be held by the same person. The Board of Directors may also from time to time elect such other officers as it deems necessary.

SECTION 2 Term of Office. Each officer shall hold office until his or her successor shall have been duly elected and qualified in his or her stead, or until his or her death or until he or she shall have resigned or shall, have been removed in the manner hereinafter provided.

SECTION 3 Additional Officers; Agents. The Chief Executive Officer or the President may from time to time appoint and remove such additional officers and agents as may be deemed necessary. Such persons shall hold office for such period, have such authority, and perform such duties as provided in these By-laws or as the Chief Executive Officer or the President may from time to time prescribe. The Board of Directors or the Chief Executive Officer or the President may from time to time authorize any officer to appoint and remove agents and employees and to prescribe their powers and duties.

SECTION 4 Salaries. Unless otherwise provided by resolution passed by a majority of the whole Board, the salaries of all officers elected by the Board of Directors shall be fixed by the Board of Directors.

SECTION 5 Removal. Except where otherwise expressly provided in a contract authorized by the Board of Directors, any officer may be removed, either with or without cause, by the vote of a majority of the Board at any regular or special meeting or, except in the case of an officer elected by the Board, by any superior officer upon whom the power of removal may be conferred by the Board or by these By-laws.

SECTION 6 Resignations. Any officer elected by the Board of Directors may resign at any time by giving written notice to the Chairman of the Board, the Chief Executive Officer, the President or the Secretary. Any other officer may resign at any time by giving written notice to the Chief Executive Officer or the President. Any such resignation shall take effect at the date of receipt of such notice or at any later time specified therein, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 7 Vacancies. A vacancy in any office because of death, resignation, removal or otherwise, shall be filled for the unexpired portion of the term in the manner provided in these By-laws for regular election or appointment to such office.

SECTION 8 Chief Executive Officer. Subject to the control of the Board of Directors, the Chief Executive Officer shall have general and overall charge of the business and affairs of the Corporation and of its officers. The Chief Executive Officer shall keep the Board of Directors appropriately informed on the business and affairs of the Corporation. The Chief Executive Officer shall preside at all meetings of the stockholders and shall enforce the observance of the rules of order for the meetings of the stockholders and of the By-laws of the Corporation.

SECTION 9 President. The President shall be the chief operating officer of the Corporation and, subject to the control of the Chief Executive Officer, shall direct and be responsible for the operation of the business and affairs of the Corporation. The President shall keep the Chief Executive Officer and the Board of Directors appropriately informed on the business and affairs of the Corporation. In the case of the absence or disability of the Chief Executive Officer, the President shall perform all the duties and functions and execute all the powers of, and be subject to all the restrictions upon, the Chief Executive Officer.

SECTION 10 Executive and Senior Vice Presidents. One or more Executive or Senior Vice Presidents shall, subject to the control of the Chief Executive Officer, have lead accountability for components or functions of the Corporation as and to the extent designated by the Chief Executive Officer. Each Executive or Senior Vice President shall keep the Chief Executive Officer appropriately informed on the business and affairs of the designated components or functions of the Corporation.

SECTION 11 Vice Presidents. The Vice Presidents shall perform such duties as may from time to time be assigned to them or any of them by the Chief Executive Officer.

SECTION 12 Secretary. The Secretary shall keep or cause to be kept in books provided for the purpose the minutes of the meetings of the stockholders, of the Board of Directors and of any committee constituted pursuant to Article IV of these By-laws. The Secretary shall be custodian of the corporate seal and see that it is affixed to all documents as required and attest the same. The Secretary shall perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him or her.

SECTION 13 Assistant Secretaries. At the request of the Secretary, or in the Secretary’s absence or disability, the Assistant Secretary designated by the Secretary shall perform all the duties of the Secretary and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the Secretary. The Assistant Secretaries shall perform such other duties as from time to time may be assigned to them.

SECTION 14 Treasurer. The Treasurer shall have charge of and be responsible for the receipt, disbursement and safekeeping of all funds and securities of the Corporation. The Treasurer shall deposit all such funds in the name of the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of these By-laws. From time to time and whenever requested to do so, the Treasurer shall render statements of the condition of the finances of the Corporation to the Board of Directors. The Treasurer shall perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him or her.

SECTION 15 Assistant Treasurers. At the request of the Treasurer, or in the Treasurer’s absence or disability, the Assistant Treasurer designated by the Treasurer shall perform all the duties of the Treasurer

and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the Treasurer. The Assistant Treasurers shall perform such other duties as from time to time may be assigned to them.

SECTION 16 Certain Agreements. The Board of Directors shall have power to authorize or direct the proper officers of the Corporation, on behalf of the Corporation, to enter into valid and binding agreements in respect of employment, incentive or deferred compensation, stock options, and similar or related matters, notwithstanding the fact that a person with whom the Corporation so contracts may be a member of its Board of Directors. Any such agreement may validly and lawfully bind the Corporation for a term of more than one year, in accordance with its terms, notwithstanding the fact that one of the elements of any such agreement may involve the employment by the Corporation of an officer, as such, for such term.

ARTICLE VI

AUTHORIZATIONS

SECTION 1 Contracts. The Board of Directors, except as otherwise provided in these By-laws, may authorize any officer, employee or agent of the Corporation to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

SECTION 2 Loans. No loan shall be contracted on behalf of the Corporation and no negotiable paper shall be issued in its name, unless authorized by the Board of Directors.

SECTION 3 Checks, Drafts, Etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, employee or employees, of the Corporation as shall from time to time be determined in accordance with authorization of the Board of Directors.

SECTION 4 Deposits. All funds of the Corporation shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may from time to time designate, or as may be designated by any officer or officers of the Corporation to whom such power may be delegated by the Board, and for the purpose of such deposit the officers and employees who have been authorized to do so in accordance with the determinations of the Board may endorse, assign and deliver checks, drafts, and other orders for the payment of money which are payable to the order of the Corporation.

SECTION 5 Proxies. Except as otherwise provided in these By-laws or in the Certificate of Incorporation, and unless otherwise provided by resolution of the Board of Directors, the Chief Executive Officer or any other officer may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as a stockholder or otherwise in any other corporation any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporations, or to consent in writing to any action by such other corporation, and may instruct the person or persons so appointed as to the manner of casting such vote or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal, or otherwise, all such written proxies or other instruments as such officer may deem necessary or proper in the premises.

ARTICLE VII

SHARES AND THEIR TRANSFER

SECTION 1 Shares of Stock. Certificates for shares of the stock of the Corporation shall be in such form as shall be approved by the Board of Directors. They shall be numbered in the order of their issue, by class and series, and shall be signed by the Chief Executive Officer or a Vice President, and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation. If a share certificate is countersigned (1) by a transfer agent other than the Corporation or its employee, or (2) by a registrar other than the Corporation or its employee, any other signature on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a share certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue. The Board of Directors may by resolution or resolutions provide that some or all of any or all classes or series of the shares of stock of the Corporation shall be uncertificated shares. Notwithstanding the preceding sentence, every holder of uncertificated shares, upon request, shall be entitled to receive from the Corporation a certificate representing the number of shares registered in such stockholder's name on the books of the Corporation.

SECTION 2 Record Ownership. A record of the name and address of each holder of the shares of the Corporation, the number of shares held by such stockholder, the number or numbers of any share certificate or certificates issued to such stockholder and the number of shares represented thereby, and the date of issuance of the shares held by such stockholder shall be made on the Corporation's books. The Corporation shall be entitled to treat the holder of record of any share of stock (including any holder registered in a book-entry or direct registration system maintained by the Corporation or a transfer agent or a registrar designated by the Board of Directors) as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as required by law.

SECTION 3 Transfer of Stock. Shares of stock shall be transferable on the books of the Corporation by the holder of record of such stock in person or by such person's attorney or other duly constituted representative, pursuant to applicable law and such rules and regulations as the Board of Directors shall from time to time prescribe. Any shares represented by a certificate shall be transferable upon surrender of such certificate with an assignment endorsed thereon or attached thereto duly executed and with such guarantee of signature as the Corporation may reasonably require.

SECTION 4 Lost, Stolen and Destroyed Certificates. The Corporation may issue a new certificate of stock or may register uncertificated shares, if then authorized by the Board of Directors, in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such person's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate, the issuance of such new certificate or the registration of such uncertificated shares.

SECTION 5 Transfer Agent and Registrar; Regulations. The Corporation shall, if and whenever the Board of Directors shall so determine, maintain one or more transfer offices or agencies, each in charge of a transfer agent designated by the Board of Directors, where the shares of the stock of the Corporation shall be directly transferable, and also one or more registry offices, each in charge of a registrar designated by the Board of Directors, where such shares of stock shall be registered, and no certificate for shares of the stock of the Corporation, in respect of which a registrar and transfer agent shall have been designated, shall be valid unless countersigned by such transfer agent and registered by such registrar. The Board of Directors may also make such additional rules and regulations as it may deem expedient concerning the issue, transfer and registration of shares of stock of the Corporation and concerning the registration of pledges of uncertificated shares.

SECTION 6 Fixing Record Date. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. If no record date is fixed, (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held and (2) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

SECTION 7 Examination of Books by Stockholders. The Board of Directors shall, subject to the laws of the State of Delaware, have power to determine from time to time, whether and to what extent and under what conditions and regulations the accounts and books of the Corporation, or any of them, shall be open to the inspection of the stockholders; and no stockholder shall have any right to inspect any book or document of the Corporation, except as conferred by the laws of the State of Delaware, unless and until authorized so to do by resolution of the Board of Directors or of the stockholders of the Corporation.

ARTICLE VIII

NOTICE

SECTION 1 Manner of Giving Written Notice.

(A) Any notice in writing required by law or by these By-laws to be given to any person shall be effective if delivered personally, by depositing the same in the post office or letter box in a postpaid envelope addressed to such person at such address as appears on the books of the Corporation or by a form of electronic transmission consented to by such person to whom the notice is to be given. Any such consent shall be deemed revoked if (i) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (ii) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

(B) Notice by mail shall be deemed to be given at the time when the same shall be mailed and notice by other means shall be deemed given when actually delivered (and in the case of notice transmitted by a form of electronic transmission, such notice shall be deemed given (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (a) such posting and (b) the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the stockholder).

SECTION 2 Waiver of Notice. Whenever any notice is required to be given to any person, a waiver thereof by such person in writing or transmitted by electronic means (and authenticated if and as required by law), whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE IX

SEAL

SECTION 1 The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal” and “Delaware”.

ARTICLE X

FISCAL YEAR

The fiscal year of the Corporation shall end on the Friday closest to September 30 in each year.

APPENDIX

PROCEDURES FOR SUBMISSION AND DETERMINATION OF CLAIMS FOR INDEMNIFICATION PURSUANT TO ARTICLE III, SECTION 14 OF THE BY-LAWS.

SECTION 1 Purpose. The Procedures for Submission and Determination of Claims for Indemnification Pursuant to Article III, Section 14 of the By-laws (the “Procedures”) are to implement the provisions of Article III, Section 14 of the By-laws of the Corporation (the “By-laws”) in compliance with the requirement of subsection (H) thereof.

SECTION 2 Definitions. For purposes of these Procedures:

(A) All terms that are defined in Article III, Section 14 of the By-laws shall have the meanings ascribed to them therein when used in these Procedures unless otherwise defined herein.

(B) “Expenses” include all reasonable attorneys’ fees, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, or being or preparing to be a witness in, a Proceeding; and shall also include such retainers as counsel may reasonably require in advance of undertaking the representation of an Indemnitee in a Proceeding.

(C) “Indemnitee” includes any person who was or is, or is threatened to be made, a witness in or a party to any Proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation or any of its majority-owned subsidiaries or is or was serving at the request of the Corporation as a director, officer, employee or agent (except in each of the foregoing situations to the extent any agreement, arrangement or understanding of agency contains provisions that supersede or abrogate indemnification under Article III, Section 14 of the By-laws) of another corporation or of any partnership, joint venture, trust, employee benefit plan or other enterprise.

(D) “Proceeding” includes any action, suit, arbitration, alternative dispute resolution mechanism, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative, except one initiated by an Indemnitee unless the Board of Directors shall have authorized the commencement thereof.

SECTION 3 Submission and Determination of Claims.

(A) To obtain indemnification or advancement of Expenses under Article III, Section 14 of the By-laws, an Indemnitee shall submit to the Secretary of the Corporation a written request therefor, including therein or therewith such documentation and information as is reasonably available to the Indemnitee and is reasonably necessary to permit a determination as to whether and what extent the Indemnitee is entitled to indemnification or advancement of Expenses, as the case may be. The Secretary shall, promptly upon receipt of a request for indemnification, advise the Board of Directors (if the Indemnitee is a present or former director or officer of the Corporation) or the officer of the Corporation authorized to make the determination as to whether an Indemnitee is entitled to indemnification (if the Indemnitee is not a present or former director or officer of the Corporation) thereof in writing if a determination in accordance with Article III, Section 14(E) of the By-laws is required.

(B) Upon written request by an Indemnitee for indemnification pursuant to Section 3(A) hereof, a determination with respect to the Indemnitee's entitlement thereto in the specific case, if required by the By-laws, shall be made in accordance with Article III, Section 14(E) of the By-laws, and, if it is so determined that the Indemnitee is entitled to indemnification, payment to the Indemnitee shall be made within ten days after such determination. The Indemnitee shall cooperate with the person, persons or entity making such determination, with respect to the Indemnitee's entitlement to indemnification, including providing to such person, persons or entity upon reasonable advance request any documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to the Indemnitee and reasonably necessary to such determination.

(C) If entitlement to indemnification is to be made by Independent Counsel pursuant to Article III, Section 14 (E) of the By-laws, the Independent Counsel shall be selected as provided in this Section 3(C). If a Change of Control shall not have occurred, the Independent Counsel shall be selected by the Board of Directors, and the Corporation shall give written notice to the Indemnitee advising the Indemnitee of the identity of the Independent Counsel so selected. If a Change of Control shall have occurred, the Independent Counsel shall be selected by the Indemnitee (unless the Indemnitee shall request that such selection be made by the Board of Directors, in which event the immediately preceding sentence shall apply), and the Indemnitee shall give written notice to the Corporation advising it of the identity of the Independent Counsel so selected. In either event, the Indemnitee or the Corporation, as the case may be, may, within seven days after such written notice of selection shall have been given, deliver to the Corporation or to the Indemnitee, as the case may be, a written objection to such selection. Such objection may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of "Independent Counsel" as defined in Article III, Section 14 of the By-laws, and the objection shall set forth with particularity the factual basis of such assertion. If such written objection is made, the Independent Counsel so selected may not serve as Independent Counsel unless and until a court has determined that such objection is without merit. If, within twenty days after the next regularly scheduled Board of Directors meeting following submission by the Indemnitee of a written request for indemnification pursuant to Section 3 (A) hereof, no Independent Counsel shall have been selected and not objected to, either the Corporation or the Indemnitee may petition the Court of Chancery of the State of Delaware or other court of competent jurisdiction for resolution of any objection which shall have been made by the Corporation or the Indemnitee to the other's selection of Independent Counsel and/or for the appointment as Independent Counsel of a person selected by the Court or by such other person as the Court shall designate, and the person with respect to whom an objection is favorably resolved or the person so appointed shall act as Independent Counsel under Article III, Section 14(E) of the By-laws. The Corporation shall pay any and all reasonable fees and expenses (including without limitation any advance retainers reasonably required by counsel) of Independent Counsel incurred by such Independent Counsel in connection with acting pursuant to Article III, Section 14(E) of the By-laws, and the Corporation shall pay all reasonable fees and expenses (including without limitation any advance retainers reasonably required by counsel) incident to the procedures of Article III, Section 14(E) of the By-laws and this

Section 3(C), regardless of the manner in which Independent Counsel was selected or appointed. Upon the delivery of its opinion pursuant to Article III, Section 14 of the By-laws or, if earlier, the due commencement of any judicial proceeding or arbitration pursuant to Section 4(A)(3) of these Procedures, Independent Counsel shall be discharged and relieved of any further responsibility in such capacity (subject to the applicable standards of professional conduct then prevailing).

(D) If a Change of Control shall have occurred, in making a determination with respect to entitlement to indemnification under the By-laws, the person, persons or entity making such determination shall presume that an Indemnitee is entitled to indemnification under the By-laws if the Indemnitee has submitted a request for indemnification in accordance with Section 3(A) hereof, and the Corporation shall have the burden of proof to overcome that presumption in connection with the making by any person, persons or entity of any determination contrary to that presumption.

SECTION 4 Review and Enforcement of Determination.

(A) In the event that (1) advancement of Expenses is not timely made pursuant to Article III, Section 14(G) of the By-laws, (2) payment of indemnification is not made pursuant to Article III, Section 14(C) or (D) of the By-laws within ten days after receipt by the Corporation of written request therefor, (3) a determination is made pursuant to Article III, Section 14 (E) of the By-laws that an Indemnitee is not entitled to indemnification under the By-laws, (4) the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Article III, Section 14(E) of the By-laws and such determination shall not have been made and delivered in a written opinion within ninety days after receipt by the Corporation of the written request for indemnification, or (5) payment of indemnification is not made within ten days after a determination has been made pursuant to Article III, Section 14(E) of the By-laws that an Indemnitee is entitled to indemnification or within ten days after such determination is deemed to have been made pursuant to Article III, Section 14(F) of the By-laws, the Indemnitee shall be entitled to an adjudication in an appropriate court of the State of Delaware, or in any other court of competent jurisdiction, of the Indemnitee’s entitlement to such indemnification or advancement of Expenses. Alternatively, the Indemnitee, at his or her option, may seek an award in arbitration to be conducted by a single arbitrator pursuant to the rules of the American Arbitration Association. The Indemnitee shall commence such proceeding seeking an adjudication or an award in arbitration within one year following the date on which the Indemnitee first has the right to commence such proceeding pursuant to this Section 4(A). The Corporation shall not oppose the Indemnitee’s right to seek any such adjudication or award in arbitration.

(B) In the event that a determination shall have been made pursuant to Article III, Section 14(E) of the By-laws that an Indemnitee is not entitled to indemnification, any judicial proceeding or arbitration commenced pursuant to this Section 4 shall be conducted in all respects as a de novo trial, or arbitration, on the merits and the Indemnitee shall not be prejudiced by reason of that adverse determination. If a Change of Control shall have occurred, the Corporation shall have the burden of proving in any judicial proceeding or arbitration commenced pursuant to this Section 4 that the Indemnitee is not entitled to indemnification or advancement of Expenses, as the case may be.

(C) If a determination shall have been made or deemed to have been made pursuant to Article III, Section 14 (E) or (F) of the By-laws that an Indemnitee is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding or arbitration commenced pursuant to this Section 4, absent (1) a misstatement or omission of a material fact in connection with the Indemnitee’s request for indemnification, or (2) a prohibition of such indemnification under applicable law.

(D) The Corporation shall be precluded from asserting in any judicial proceeding or arbitration commenced pursuant to this Section 4 that the procedures and presumptions of these Procedures are not valid, binding and enforceable, and shall stipulate in any such judicial proceeding or arbitration that the Corporation is bound by all the provisions of these Procedures.

(E) In the event that an Indemnitee, pursuant to this Section 4, seeks to enforce the Indemnitee's rights under, or to recover damages for breach of, Article III, Section 14 of the By-laws or these Procedures in a judicial proceeding or arbitration, the Indemnitee shall be entitled to recover from the Corporation, and shall be indemnified by the Corporation against, any and all expenses (of the types described in the definition of Expenses in Section 2 of these Procedures) actually and reasonably incurred in such judicial proceeding or arbitration, but only if the Indemnitee prevails therein. If it shall be determined in such judicial proceeding or arbitration that the Indemnitee is entitled to receive part but not all of the indemnification or advancement of Expenses sought, the expenses incurred by the Indemnitee in connection with such judicial proceeding or arbitration shall be appropriately prorated.

SECTION 5 Amendments. These Procedures may be amended at any time and from time to time in the same manner as any By-law of the Corporation in accordance with the Certificate of Incorporation; provided, however, that notwithstanding any amendment, alteration or repeal of these Procedures or any provision hereof, any Indemnitee shall be entitled to utilize these Procedures with respect to any claim for indemnification arising out of any action taken or omitted prior to such amendment, alteration or repeal except to the extent otherwise required by law.

EXHIBIT B



Michael Garland
ASSISTANT COMPTROLLER
CORPORATE GOVERNANCE AND
RESPONSIBLE INVESTMENT

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

MUNICIPAL BUILDING
ONE CENTRE STREET, 8TH FLOOR NORTH
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

February 3, 2017

Matthew Sant
Vice President, Deputy General Counsel
Skyworks Solutions, Inc.
5221 California Ave.
Irvine, California 92617

Via email

Dear ~~Mr. Sant~~ Matt:

In light of the proxy access bylaw recently enacted by the Skyworks Solutions, Inc. Board of Directors, I write on behalf of the Comptroller of the City of New York, Scott M. Stringer, to withdraw the New York City Retirement Systems' shareholder proposal regarding proxy access submitted for the Company's 2017 annual meeting.

Thank you again for our productive discussions and for the Board's responsiveness.

Sincerely,

Michael Garland

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 12, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Skyworks Solutions Inc. (SWKS)
Shareholder Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 6, 2017 no-action request.

In the Rule 14a-8 Stakeholders Meeting on June 18, 2015 it was stated that some companies ask for the Staff to issue a no action request saying there is a pending overlapping Board proposal. But sometimes the action came two months later. This is problematic since the process isn't always workable or fair to proponents. This is per the notes of a rule 14a-8 stakeholder who is not associated with this proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Robert Terry <Robert.Terry@skyworksinc.com>

Lillian Brown

+1 202 663 6743 (t)
+1 202 663 6363 (f)
lillian.brown@wilmerhale.com

January 6, 2017

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Skyworks Solutions, Inc.
Exclusion of Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

We are writing on behalf of our client, Skyworks Solutions, Inc. (the "Company"), which received a stockholder proposal and statement in support thereof relating to proxy access (collectively, the "Proposal") from John Chevedden (the "Proponent") for inclusion in the proxy statement to be distributed to the Company's stockholders in connection with its 2017 Annual Meeting of Stockholders (the "Proxy Materials").

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(10) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on the basis that the Company will have substantially implemented the Proposal by the time the Company files its Proxy Materials, or alternatively, pursuant to Rule 14a-8(i)(11) of the Exchange Act, on the basis that the Proposal substantially duplicates an earlier-submitted proposal by another proponent.

Pursuant to Rule 14a-8(j) of the Exchange Act and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), the Company is submitting electronically to the Commission this letter and the Proposal and related correspondence (attached as Exhibit A to this letter), and is concurrently sending a copy to the Proponent, no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission.

Background

On November 30, 2016, the Company received the Proposal from the Proponent. The Proposal states, in relevant part:

> RESOLVED: Shareholders ask the Board of Directors to provide proxy access for shareholder nominees for election to the Board, with the following essential elements:
>
> 1. Nominating shareholders or shareholder groups ("Nominators") must beneficially own 3% or more of the Company's outstanding common stock ("Required Stock") continuously for at least three years and pledge to hold such stock through the annual meeting.
>
> 2. Nominators may submit a statement not exceeding 500 words in support of each nominee to be included in the Company proxy materials.
>
> 3. The number of shareholder-nominated candidates eligible to appear in Company proxy materials shall be one-quarter of the directors then serving or two, whichever is greater.
>
> 4. No limitation shall be placed on the number of shareholders who can aggregate their shares to achieve the challenging 3% of required stock for a continuous 3-years [sic].
>
> 5. No limitation shall be placed on the re-nomination of shareholder nominees by Nominators based on the number or percentage of votes received in any election.
>
> 6. The Company shall not require that Nominators pledge to hold stock after the meeting if their nominees fail to win election.
>
> 7. Loaned securities shall be counted as belonging to any nominating shareholder who represents it has the legal right to recall those securities for voting purposes and will hold those securities through the date of the meeting.

On December 12, 2016, the Company sent a letter to the Proponent to request proof of the Proponent's ownership of the Company's stock in accordance with Rule 14a-8(b). The Company also acknowledged the Proponent's prior submission of a different stockholder proposal on November 28, 2016, and noted that in accordance with Staff Legal Bulletin 14F, since the Proposal was received before the Company's deadline for receiving stockholder proposals, the Company was treating the Proposal as a revision to the Proponent's November 28 submission. The

Proponent confirmed that the Proposal was "the one proposal for 2017" by email dated December 21, 2016.

As described below, the Board of Directors of the Company (the "Board") intends to adopt amendments to the Second Amended and Restated By-laws of the Company (the "By-laws") to provide for proxy access (the "Proxy Access Provision") on or around February 2, 2017.

Basis for Exclusion

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10) Because the Company Will Have Substantially Implemented the Proposal by the Time the Company Files the Proxy Materials

The Company respectfully requests that the Staff concur in its view that the Proposal may be excluded pursuant to Rule 14a-8(i)(10), which provides that a stockholder proposal may be excluded from a company's proxy statement if "the company has already substantially implemented the proposal."

I. Rule 14a-8(i)(10)

The purpose of the Rule 14a-8(i)(10) exclusion is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Commission Release No. 34-12598 (July 7, 1976). While the exclusion was originally interpreted to allow exclusion of a stockholder proposal only when the proposal was "'fully' effected" by the company, the Commission has revised its approach to the exclusion over time to allow for exclusion of proposals that have been "substantially implemented." Commission Release No. 34-20091 (August 16, 1983) and Commission Release No. 40018 (May 21, 1998) (the "1998 Release"). In applying this standard, the Staff has noted that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 6, 1991, *recon. denied* March 28, 1991). In addition, when a company can demonstrate that it already has taken actions that address the "essential objective" of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot, even where the company's actions do not precisely mirror the terms of the stockholder proposal. In particular, the Staff has repeatedly concurred that companies, when substantially implementing a stockholder proposal, may implement aspects of the stockholder proposal in a manner that differs in certain respects from the stockholder proposal and/or addresses matters on which the proposal is silent.

Over the past year, the Staff granted no-action relief to numerous companies under Rule 14a-8(i)(10) on the basis that proxy access bylaws adopted by those companies substantially implemented stockholder proposals requesting such bylaws, in each case because the bylaws

adopted "addressed the proposal's essential objective." *See, e.g.*, *AutoNation, Inc.* (December 30, 2016); *Danaher Corporation*, *Lockheed Martin Corporation*, and *Valley National Bancorp* (December 19, 2016); *Berry Plastics Group, Inc.* (December 14, 2016); *Cisco Systems, Inc.* and *WD-40 Company* (September 27, 2016); *Oracle Corporation* (August 11, 2016); *Cardinal Health, Inc.* (July 20, 2016); *Leidos Holdings, Inc.* (May 4, 2016); *Equinix, Inc.* (April 7, 2016); *Amphenol Corporation* (March 29, 2016) (granting no-action relief upon company's reconsideration request under Rule 14a-8(i)(10) following the Staff's denial of no-action relief under Rule 14a-8(i)(3)); *Omnicom Group Inc.* (March 22, 2016); *General Motors Company* (March 21, 2016); *Quest Diagnostics Incorporated* (March 17, 2016); *Chemed Corporation*, *Eastman Chemical Company*, and *Newell Rubbermaid Inc.* (March 9, 2016); *Amazon.com, Inc.*, *Anthem, Inc.*, *Fluor Corporation*, *International Paper Company*, *ITT Corporation*, *McGraw Hill Financial, Inc.*, *PG&E Corporation*, *Public Service Enterprise Group Incorporated*, *Sempra Energy*, and *Xylem Inc.* (March 3, 2016); *The Wendy's Company* (March 2, 2016); *Reliance Steel & Aluminum Co.* and *United Continental Holdings, Inc.* (February 26, 2016); and *Alaska Air Group, Inc.*, *Baxter International Inc.*, *Capital One Financial Corporation*, *Cognizant Technology Solutions Corporation*, *The Dun & Bradstreet Corporation*, *General Dynamics Corporation*, *Huntington Ingalls Industries, Inc.*, *Illinois Tool Works Inc.*, *Northrop Grumman Corporation*, *PPG Industries, Inc.*, *Science Applications International Corporation*, *Target Corporation*, *Time Warner Inc.*, *UnitedHealth Group, Inc.*, and *The Western Union Company* (February 12, 2016) (collectively, the "Proxy Access Letters"). The proposals at issue in each of these instances were substantially similar to the Proposal. In those few instances where the Staff has declined to provide no-action relief under Rule 14a-8(i)(10), the ownership threshold percentage differed between the bylaw adopted by the company (5%) and the request in the proposal (3%), which will not be the case in the current situation. *See, e.g.*, *Flowserve Corporation* (February 12, 2016).

In addition, the Staff has consistently granted no-action requests pursuant to Rule 14a-8(i)(10) in circumstances where a company notifies the Staff that it intends to exclude a stockholder proposal on the basis that the board of directors is expected to take action that will substantially implement the proposal, and the company follows its initial submission with a supplemental notification to the Staff confirming that such action had been taken. *See, e.g.*, *Berry Plastics Group, Inc.* (December 14, 2016) (in which the Staff concurred in the exclusion of a proposal requesting the adoption of a proxy access bylaw on the basis of substantial implementation where the company expressed its intention to amend its bylaws to implement proxy access and notified the Staff by supplemental letter that the bylaw amendments had been adopted); *Reliance Steel & Aluminum Co.* and *United Continental Holdings, Inc.* (February 26, 2016) (same); *Huntington Ingalls Industries, Inc.* (February 12, 2016) (same); and *The Wendy's Company* (March 2, 2016) (in which the Staff concurred in the exclusion of a proposal requesting the adoption of a proxy access bylaw on the basis of substantial implementation where the company expressed its intention to amend its bylaws to adopt proxy access and notified the Staff by supplemental letter that bylaw amendments had been approved for submission to a stockholder vote at the company's annual meeting). *See also* *OGE Energy Corp.* (March 2, 2016); *The Progressive Corporation* (February 18, 2016); *Spirit*

AeroSystems Holdings, Inc. (February 10, 2016); *Medivation, Inc.* (March 13, 2015); *Visa Inc.* (November 14, 2014); *Hewlett-Packard Company* (December 19, 2013); *Starbucks Corporation* (November 27, 2012); *Omnicom Group Inc.* (March 29, 2011); *DIRECTV* (February 22, 2011); and *H.J. Heinz Company* (May 20, 2008).

II. The Proposal Is Excludable Pursuant to Rule 14a-8(i)(10) Because the Board's Amendment of the By-laws Will Have Substantially Implemented the Proposal by the Time the Proxy Materials Are Filed

The Company believes that the facts in the present instance are analogous to those in the Proxy Access Letters and other cited letters, and the Staff should reach the same conclusion with regard to the Proposal as in these letters. By the time the Proxy Materials are filed, the Company will have already taken actions that address the essential objective of, and compare favorably to the guidelines of, the Proposal and, therefore, will have substantially implemented the Proposal. Specifically, the Board intends to adopt amendments, which will become effective immediately upon adoption, to the By-laws to implement the Proxy Access Provision on or around February 2, 2017. We are submitting this letter before the actual adoption of the Proxy Access Provision to address the timing requirements of Rule 14a-8(j). Once formal action has been taken by the Board to adopt the Proxy Access Provision, the Company will notify the Staff that these actions have been taken and provide the full text of the Proxy Access Provision.

The Proxy Access Provision will address both the essential objective of the Proposal and include terms that compare favorably with the guidelines of the Proposal. Like the Proposal, the Proxy Access Provision will provide that stockholders that have owned 3% or more of the Company's capital stock continuously for at least three years would have the right to include their nominees in the Company's proxy materials alongside the Company's nominees, and that the maximum number of nominees to be included pursuant to the Proxy Access Provision will not number less than two. Specifically, stockholders will be able to include up to the greater of (i) two nominees or (ii) 20% of the Board pursuant to this procedure. Further, groups of up to 20 stockholders would be able to aggregate their shares to meet the ownership threshold in the Proxy Access Provision, and the Proxy Access Provision will permit an eligible stockholder to provide a written statement for inclusion in the Company's proxy materials for the meeting, not to exceed 500 words, in support of each proxy access nominee's candidacy.

While the Proxy Access Provision and the Proposal differ in that the latter would allow for the greater of (i) two nominees or (ii) 25% of the Board and the Proxy Access Provision would allow for the greater of (i) two nominees or (ii) 20% of the Board, both provisions would allow for no fewer than two nominees, which the Company believes is the key aspect of this limitation. Further, while the Proposal provides that the number of stockholders that may aggregate their shares should not be limited, whereas the Proxy Access Provision will limit the number that may aggregate, the Company believes the key aspect in this regard is that stockholders would be able to

aggregate to meet the ownership threshold. Both of these terms in the Proxy Access Provision – *i.e.*, allowing stockholders to nominate the greater of (i) two nominees or (ii) 20% of the Board, and allowing a maximum of 20 stockholders to aggregate their shares – are standard in company bylaws implemented to date. In addition, these terms were included in many of the bylaws at issue in the Proxy Access Letters, including, most recently, in *AutoNation, Inc.* (December 30, 2016); *Danaher Corporation*, *Lockheed Martin Corporation*, and *Valley National Bancorp* (December 19, 2016); *Berry Plastics Group, Inc.* (December 14, 2016); *Cisco Systems, Inc.* and *WD-40 Company* (September 27, 2016); and *Oracle Corporation* (August 11, 2016).

As set out in the 1998 Release, a proposal need not be "'fully' effected" by the company to meet the substantially implemented standard under Rule 14a-8(i)(10). Rather, as described above, under the "substantially implemented" standard, a company may exclude a stockholder proposal when the company's actions address the stockholder proposal's underlying concerns, even if the company does not implement every aspect of the stockholder proposal. In this case, the Proxy Access Provision will meet this standard. While the Proxy Access Provision will not precisely track the terms of the Proposal in every respect, it will more than satisfy the essential objective of the Proposal in that it will give stockholders a meaningful proxy access right under which an individual stockholder or group of stockholders that have held at least 3% of the Company's shares for at least three years may include at least two proxy access nominees for director alongside management's nominees in the Company's proxy materials.

For the reasons discussed above, the Company believes the Proxy Access Provision will be both consistent with the essential objective of the Proposal and will compare favorably with the guidelines of the Proposal. As a result, and consistent with the Staff's determinations in the Proxy Access Letters and other cited letters, the Company believes the Proposal may be excluded pursuant to Rule 14a-8(i)(10), on the basis that the Company will have substantially implemented the Proposal by the time the Company files its Proxy Materials.

As noted above, we submit this letter at this time to address the timing requirements of Rule 14a-8(j). We will notify the Staff by a supplemental letter after the Board adopts the Proxy Access Provision and will attach the full text of the Proxy Access Provision to that letter.

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(11) Because the Proposal Substantially Duplicates Another Proposal Submitted to the Company by Another Proponent

On or about November 15, 2016, but in any event prior to receiving the Proposal, the Company received a proposal (attached as Exhibit B to this letter) from the Comptroller of the City of New York, Scott M. Stringer, as custodian and trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund and as custodian of the New York City Board of Education Retirement System also requesting that the Company adopt a proxy

access provision (the "First Proposal"). We have separately submitted a request for no-action relief with regard to the First Proposal, on the basis that the Company's adoption of the Proxy Access Provision will have substantially implemented the First Proposal by the time the Company files its Proxy Materials. However, if the Staff does not concur with the Company's view that the First Proposal is excludable pursuant to Rule 14a-8(i)(10), the Company intends to include the First Proposal in its Proxy Materials.

While the Company believes, as described above, that both the Proposal and the First Proposal may be excluded as substantially implemented pursuant to Rule 14a-8(i)(10), should the Staff disagree, the Company also believes that the Proposal is excludable pursuant to Rule 14a-8(i)(11) because the Proposal is substantially identical to the First Proposal, including the same essential terms regarding the adoption of a proxy access provision and, therefore, presenting the same "principal thrust" and "principal focus" as the First Proposal. The Staff has previously concurred in exclusion of shareholder proposals under similar circumstances. *See, e.g.*, *United Therapeutics Corporation* (March 5, 2015) (in which the Staff concurred in the exclusion of a proposal requesting the adoption of a proxy access bylaw pursuant to Rule 14a-8(i)(11), on the basis that "the proposal is substantially duplicative of a previously submitted proposal [from the Comptroller of the City of New York] that will be included" in the company's proxy materials). *See also CVS Health Corporation* (February 23, 2016); *Bank of America Corporation* (February 24, 2009); and *Pacific Gas & Electric Co.* (February 1, 1993). Excluding the Proposal would be in keeping with the purpose of Rule 14a-8(i)(11), which is "to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *See* Commission Release No. 12999 (November 22, 1976).

Accordingly, the Company respectfully requests that if the Staff does not concur that the Proposal has been substantially implemented, it concur in the Company's view that the Proposal may be excluded pursuant to Rule 14a-8(i)(11), on the basis that the Proposal substantially duplicates the First Proposal.

Conclusion

Based on the foregoing, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(10), on the basis that the Company will have substantially implemented the Proposal by the time the Company files its Proxy Materials, or alternatively, pursuant to Rule 14a-8(i)(11), on the basis that the Proposal substantially duplicates the First Proposal.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may exclude the Proposal from its Proxy Materials, please do not hesitate to contact me at lillian.brown@wilmerhale.com or (202) 663-6743, or Robert J. Terry, Vice President and General Counsel of Skyworks Solutions, Inc., at robert.terry@skyworksinc.com. In

addition, should the Proponent choose to submit any response or other correspondence to the Commission, we request that the Proponent concurrently submit that response or other correspondence to the Company, as required pursuant to Rule 14a-8(k) and SLB 14D, and copy the undersigned.

Very truly yours,



Lillian Brown

Enclosures

cc: John Chevedden

Robert J. Terry

EXHIBIT A

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, November 28, 2016 9:14 AM
To: Mark Tremallo
Cc: Robert Terry
Subject: Rule 14a-8 Proposal (SWKS)``

Mr. Tremallo,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Mark Tremallo
Corporate Secretary
Skyworks Solutions Inc. (SWKS)
20 Sylvan Road
Woburn, MA 01801
PH: 781-376-3000
FX: 781-376-3100

Dear Mr. Tremallo,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden

November 28, 2016
Date

cc: Robert Terry <Robert.Terry@skyworksinc.com>

[SWKS – Rule 14a-8 Proposal, November 28, 2016]
[This line and any line above it is not for publication.]
Proposal [4] – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Hundreds or dozens of Fortune 500 companies afford shareholder the right to call a special meeting and the right to act by written consent. It is especially important to adopt this proposal with its 10% of shares provision because we are afforded neither the right to call a special meeting nor the right to act by written consent.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is important because there could be 15-months or more between annual meetings.

It is more import to give shareholders additional rights to hold management accountable now especially when the price of our stock has fallen in the year leading up to the submittal of this proposal.

Please vote to enhance shareholder value:
Special Shareowner Meetings – Proposal [4]
[The line above is for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB Memorandum M-07-16

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, November 30, 2016 1:57 PM
To: Mark Tremallo
Cc: Robert Terry
Subject: Rule 14a-8 Proposal (SWKS)``

Mr. Tremallo,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Mark Tremallo
Corporate Secretary
Skyworks Solutions Inc. (SWKS)
20 Sylvan Road
Woburn, MA 01801
PH: 781-376-3000
FX: 781-376-3100

Dear Mr. Tremallo,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden

November 28, 2016
Date

cc: Robert Terry <Robert.Terry@skyworksinc.com>

[SWKS – Rule 14a-8 Proposal, November 28, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Shareholder Proxy Access

RESOLVED: Shareholders ask the Board of Directors to provide proxy access for shareholder nominees for election to the Board, with the following essential elements:

1. Nominating shareholders or shareholder groups ("Nominators") must beneficially own 3% or more of the Company's outstanding common stock ("Required Stock") continuously for at least three years and pledge to hold such stock through the annual meeting.

2. Nominators may submit a statement not exceeding 500 words in support of each nominee to be included in the Company proxy materials.

3. The number of shareholder-nominated candidates eligible to appear in Company proxy materials shall be one-quarter of the directors then serving or two, whichever is greater.

4. No limitation shall be placed on the number of shareholders who can aggregate their shares to achieve the challenging 3% of required stock for a continuous 3-years.

5. No limitation shall be placed on the re-nomination of shareholder nominees by Nominators based on the number or percentage of votes received in any election.

6. The Company shall not require that Nominators pledge to hold stock after the meeting if their nominees fail to win election.

7. Loaned securities shall be counted as belonging to any nominating shareholder who represents it has the legal right to recall those securities for voting purposes and will hold those securities through the date of the meeting.

Proxy access is a fundamental shareholder right that will make directors more accountable and enhance shareholder value. A 2014 Chartered Financial Analyst Institute study concluded that proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption" and could raise overall US market capitalization by up to $140 billion if adopted market-wide. (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1).

This proposal is of greater importance because shareholders are not afforded the right to call a special meeting. Plus our stock price has fallen in the year leading up to the submittal of this proposal.

In addition to public pension fund support, at an SEC Investor Advisory Committee meeting a representative from BlackRock, the largest asset manager in the world, stated the firm supports proxy access as a fundamental right, generally on terms consistent with the proposed 2011 SEC rule. TIAA-CREF sent a letter to its 100 largest holdings requesting that they adopt proxy access bylaws consistent with the 3% ownership threshold included in the 2011 SEC rule.

Please vote to enhance shareholder value:

Shareholder Proxy Access – Proposal [4]

[The above line is for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

From: Daniel Ricks <Daniel.Ricks@skyworksinc.com>
Sent: Monday, December 12, 2016 5:17 PM
To: John Chevedden
Cc: Robert Terry; Matthew Sant
Subject: RE: Rule 14a-8 Proposal (SWKS)``
Attachments: Deficiency Notice - 12 Dec 2016.pdf

Mr. Chevedden`

I am writing on behalf of Robert Terry, Skyworks' general counsel. Note that Mr. Terry's predecessor, Mark Tremallo, retired last month. Future correspondence regarding your proposal should be directed to Mr. Terry.

We acknowledge receipt of your shareholder proposal regarding proxy access. Please find attached hereto a notice of deficiency relating to your proposal.

At Skyworks, we continually strive to adopt policies and practices that best protect the interests of our shareholders. We assure you that our board of directors . ill thoughtfully consider your proxy access proposal, among other changes in Skyworks' corporate governance practices, at its next regularly scheduled meeting in February 2017.

Sincerely,

Daniel L. Ricks
Senior Corporate Counsel
Skyworks Solutions, Inc.
5221 California Ave., Irvine, California 92617
daniel.ricks@skyworksinc.com
T: 949-231-4038

PLEASE NOTE: This message, including any attachments, may include privileged, confidential, proprietary and/or inside information, and is intended only for the use of the person(s) to whom it is addressed (the "intended recipient(s)"). Any review, reliance, printing, copying, distribution or use of this communication by anyone other than the intended recipient(s) is strictly prohibited and may be unlawful. If you are not the intended recipient, please notify the sender by replying to this message and then delete it from your system. The views expressed in this communication may not necessarily be the views held by Skyworks Solutions, Inc., its subsidiaries or controlled affiliates. Thank you.

Begin forwarded message:

> **From:** ***FISMA & OMB Memorandum M-07-16***
> **To:** "Mark Tremallo" <Mark.Tremallo@skyworksinc.com>
> **Cc:** "Robert Terry" <Robert.Terry@skyworksinc.com>
> **Subject: Rule 14a-8 Proposal (SWKS)``**
>
> Mr. Tremallo,
> Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
> Sincerely,
> John Chevedden



December 12, 2016

John Chevedden

FISMA & OMB Memorandum M-07-16

VIA EMAIL AND OVERNIGHT COURIER

Re: Notice of Deficiency Relating to Shareholder Proposal

Dear Mr. Chevedden:

On November 28, 2016, Skyworks Solutions, Inc. (the "Company"), received a shareholder proposal relating to special meetings submitted by you ("you" or the "Proponent") for consideration at the Company's 2017 Annual Meeting. Based on the date of electronic transmission of such proposal, the Company has determined that the date of submission was November 28, 2016 (the "Submission Date"). Subsequently, on November 30, 2016, you submitted a revision to such proposal by electronic transmission. The revision relates to proxy access, and does not state that the revision was intended as a second, additional proposal for inclusion in the Company's proxy materials for the 2017 Annual Meeting. Therefore, in accordance with Staff Legal Bulletin 14F, since the revision was received before the Company's deadline for receiving proposals, the Company is treating the revision (i.e., the proxy access proposal) as your "Submission". In addition, and as you are aware, Rule 14a-8(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that you may submit no more than one proposal to a company for a particular shareholder meeting. Accordingly, the Company would not be required to include both proposals for consideration at the Company's 2017 Annual Meeting even if this were your intention.

Rule 14a-8(b) under the Exchange Act provides that a shareholder proponent must submit sufficient proof of its continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the Submission Date. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. Therefore, under Rule 14a-8(b), the Proponent must prove its eligibility by submitting either:

- A written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the Submission Date, the Proponent continuously held the requisite number of Company shares for at least one year. As addressed by the SEC staff in Staff Legal Bulletin 14G, please note that if the Proponent's shares are held by a bank, broker or other securities intermediary that is a Depository Trust Company ("DTC") participant or an affiliate thereof, proof of ownership from either that DTC participant or its affiliate will satisfy this requirement. Alternatively, if the Proponent's shares are held by a bank, broker or other securities intermediary that is not a DTC participant or an affiliate of a DTC

participant, proof of ownership must be provided by both (1) the bank, broker or other securities intermediary and (2) the DTC participant (or an affiliate thereof) that can verify the holdings of the bank, broker or other securities intermediary. You can confirm whether a particular bank, broker or other securities intermediary is a DTC participant by checking DTC's participant list, which is available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. The Proponent should be able to determine who the DTC participant is by asking the Proponent's bank, broker or other securities intermediary; or

- If the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

To date, the Company has not received proof that you have satisfied Rule 14a-8's ownership requirements as of the Submission Date. To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares during the time period of one year preceding and including the Submission Date.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to the undersigned, Robert J. Terry, at robert.terry@skyworksinc.com. The failure to correct the deficiencies within this timeframe will provide the Company with a basis to exclude the proposal contained in the Submission from the Company's proxy materials for the 2017 Annual Meeting.

We reserve our rights to assert at a later date any other basis for exclusion of the Submission.

If you have any questions with respect to the foregoing, please contact me at robert.terry@skyworksinc.com. For your reference, I enclose copies of Rule 14a-8 and Staff Legal Bulletins 14F and 14G.

Sincerely,



Robert J. Terry
Vice President, General Counsel and Secretary

cc: David J. Aldrich, Executive Chairman
Liam K. Griffin, President and Chief Executive Officer

Enclosures – Exchange Act Rule 14a-8
Staff Legal Bulletins 14F and 14G

17 CFR 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form

10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80

calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to

accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC

participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act

on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by

the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder

has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)…."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies

should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may

be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | Previous Page Modified: 10/16/2012

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 21, 2016 2:46 PM
To: Robert Terry
Cc: Daniel Ricks; Matthew Sant
Subject: Rule 14a-8 Proposal (SWKS) blb
Attachments: CCE21122016_3.pdf

Mr. Terry,
Please see the attached broker letter.
Sincerely,
John Chevedden

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045



December 20, 2016

John R. Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than the share quantity listed in the following table in each of the following securities, since October 1, 2015:

Security name	CUSIP	Trading symbol	Share quantity
Skyworks Solutions, Inc.	83088M102	SWKS	100
OGE Energy Corp.	670837103	OGE	100
Intel Corp.	458140100	INTC	200

I can also confirm that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100 shares of Edwards Lifesciences Corp. (CUSIP: 28176E108, trading symbol: EW), since December 14, 2015.

The securities referenced in the preceding table are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments subsidiary.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday) and entering my extension 15838 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W097977-20DEC16

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 21, 2016 2:58 PM
To: Robert Terry
Cc: Daniel Ricks; Matthew Sant
Subject: Rule 14a-8 Proposal (SWKS)

Mr. Terry,
The proxy access proposal is the one proposal for 2017.
Sincerely,
John Chevedden

EXHIBIT B



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

Michael Garland
ASSISTANT COMPTROLLER
CORPORATE GOVERNANCE AND
RESPONSIBLE INVESTMENT

MUNICIPAL BUILDING
ONE CENTRE STREET, 8TH FLOOR NORTH
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

November 15, 2016

Mr. Mark Tremallo
Vice President, General Counsel and Secretary
Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, MA 01801

Dear Mr. Tremallo:

I write to you on behalf of the Comptroller of the City of New York, Scott M. Stringer. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, The New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of Skyworks Solutions common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would welcome the opportunity to discuss the proposal with you. Should the Board of Directors approve a proxy access bylaw that we consider responsive to the proposal, we will withdraw the proposal from consideration at the annual meeting.

Please feel free to contact me at (212) 669-2517 if you would like to discuss this matter.

Sincerely,

Michael Garland
Enclosures

RESOLVED: Shareholders of Skyworks Solutions, Inc. (the "Company") ask the board of directors (the "Board") to take the steps necessary to adopt a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed the larger of two or one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of each nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

We believe proxy access will make directors more accountable and enhance shareholder value. A 2014 study by the CFA Institute concluded that proxy access could raise overall US market capitalization by up to $140.3 billion if adopted market-wide, "with little cost or disruption." (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1)

The proposed terms are similar to those in vacated SEC Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf). The SEC, following extensive analysis and input from market participants, determined that those terms struck the proper balance of providing shareholders with viable proxy access while containing appropriate safeguards.

The proposed terms enjoy strong investor support and company acceptance. Between January 2015 and October 2016, 95 similar shareholder proposals received majority votes and at least 270 companies of various sizes across industries enacted bylaws with similar terms.

We urge shareholders to vote FOR this proposal.



STATE STREET.

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone: (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

November 15, 2016

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from October 1, 2015 through today as noted below:

Security: Skyworks Solutions, Inc.

Cusip: 83088M102

Shares: **11,136**

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

November 15, 2016

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from October 1, 2015 through today as noted below:

Security: Skyworks Solutions, Inc.

Cusip: 83088M102

Shares: **8,134**

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

November 15, 2016

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from October 1, 2015 through today as noted below:

Security: Skyworks Solutions, Inc.

Cusip: 83088M102

Shares: **147,865**

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

November 15, 2016

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from October 1, 2015 through today as noted below:

Security: Skyworks Solutions, Inc.

Cusip: 83088M102

Shares: **30,446**

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

November 15, 2016

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from October 1, 2015 through today as noted below:

Security: Skyworks Solutions, Inc.

Cusip: 83088M102

Shares: **153,663**

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President